Exhibit 99.10

enCore Energy Corp. Completes $15 Million Private Placement Financing

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TORONTO, March 09, 2021 (GLOBE NEWSWIRE) -- enCore Energy Corp. (TSXV: EU) (“enCore Energy” or the “Company”) announces that it has completed a private placement of 15,000,000 units of the Company (the “Units”) at a price of $1.00 per Unit for gross proceeds of $15,000,000 (the “Offering”). As part of the Offering, Clarus Securities Inc., Haywood Securities Inc. and PowerOne Capital Markets Limited (collectively, the “Agents”) acted as agents for the issuance of 11,450,000 Units (the “Brokered Offering”).

Concurrently with the Brokered Offering, the Company completed a non-brokered offering of 3,550,000 Units.

Each Unit is comprised of one common share in the capital of the Company (“Common Share”) and one half of one Common Share purchase warrant (each whole warrant a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $1.30 for 36 months following the closing date of the Offering.

In connection with the Brokered Offering, the Company paid a cash commission to the Agents equal to 6.6201% of the gross proceeds of the Brokered Offering and issued a total of 758,001 broker warrants. Each broker warrant is exercisable into one Unit at a price of $1.00 per Unit for a period of 36 months from the issuance date.

The net proceeds raised from the Offering will be used by the Company for the refurbishment of the Rosita Plant to operational status, completion of ongoing reclamation activities and for general corporate purposes. The securities issued are subject to a hold period which expires on July 10, 2021. The Offering remains subject to final acceptance of the TSX Venture Exchange.

The securities offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

ABOUT ENCORE ENERGY

enCore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. enCore Energy’s opportunities are created from the Company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short- term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

For additional information:

William M. Sheriff Executive Chairman 972-333-2214

info@encoreenergycorp.com www.encoreenergycorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the use of proceeds and the Company’s ability to obtain necessary approvals from the TSX Venture Exchange. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information.